                                                                    EXHIBIT 99.1

                     IN THE UNITED STATES BANKRUPTCY COURT
                       FOR THE MIDDLE DISTRICT OF ALABAMA



IN RE:  THE ENSTAR GROUP, INC.,          )        CASE NO. 91-02618
                                         )
              Debtor.                    )        CHAPTER 11
                                         )


                       NOTICE OF PENDING DISTRIBUTION OF
                   NEW COMMON STOCK IN THE ENSTAR GROUP, INC.


TO: ALL PERSONS WHO WERE OWNERS OF COMMON STOCK OF THE ENSTAR GROUP, INC. ON JUNE 1, 1992

                 PLEASE READ THIS NOTICE CAREFULLY.  OWNERS OF
                 THE COMMON STOCK OF THE ENSTAR GROUP, INC. ON
                JUNE 1, 1992, ARE ENTITLED TO RECEIVE NEW COMMON
                  STOCK TO BE ISSUED BY THE ENSTAR GROUP, INC.
              AND/OR CASH, BUT TO ESTABLISH YOUR RIGHT TO RECEIVE
               SUCH NEW COMMON STOCK AND/OR CASH WHEN ISSUED, YOU
              MUST COMPLETE AND RETURN THE ENCLOSED CERTIFICATION
                    OF OWNERSHIP FORM BY THE DATES SPECIFIED


         YOU ARE HEREBY NOTIFIED that pursuant to the Second Amended Plan of Reorganization, as Modified (the "Plan") of The Enstar Group, Inc. (the "Company"), the Company will be issuing new common stock (the "New Common Stock") and/or cash to shareholders as of June 1, 1992, the Effective Date of the Plan. On the Effective Date, the old common stock of the Company (the "Cancelled Stock") was cancelled. Such former shareholders are now entitled to receive New Common Stock and/or cash under the Plan by virtue of their interests as former shareholders of the Company.

                    I.  SUMMARY OF ENSTAR'S BANKRUPTCY CASE

         The Company filed for protection under Chapter 11 of the Bankruptcy Code on May 31, 1991. Prior to November 16, 1989, when its name was changed, the Company's name was Kinder-Care, Inc., and prior to January 1987, the Company's name was Kinder-Care Learning Centers, Inc. Prior to its bankruptcy filing, the Company was a publicly traded holding company with subsidiaries operating primarily in the specialty retail business and the financial services business. The Company's financial situation had been deteriorating rapidly prior to 1991, and reached crisis proportions when its chairman and chief executive officer Richard Grassgreen was indicted in the fall of 1990, in connection with his activities and dealings with Michael Milken. In the wake of his indictment, Mr. Grassgreen resigned from his positions with the Company, and Nimrod T. Frazer was elected acting chairman of the board. Soon thereafter most of the Company's board of directors resigned. The remaining board members, T. Wayne Davis, T. Whit Armstrong and Mr. Frazer affirmed Mr. Frazer as chairman of the board. This three-member board, with Mr. Frazer serving as chairman and chief executive officer, has directed and managed the Company's affairs since the fall of 1990.

         The Company's retail services subsidiaries filed for bankruptcy prior to May 31, 1991. At the time of its bankruptcy filing, the Company's principal remaining business was as a savings and loan holding company. Its only asset with any substantial value was its ownership of approximately 50 percent of the stock of American Savings of Florida, F.S.B. ("American"), a Florida savings and loan.

         As of May 31, 1991, the market value of the Company's American stock was approximately $7,000,000. Shortly after the Company's bankruptcy filing, the market value of the American stock fell to less than $3,000,000, and American, whose capital had fallen far below required levels, was facing the prospect of a collapse or takeover by the United States Office of Thrift Supervision ("OTS"). Other than its stock in American, the Company's only significant assets were contingent claims in the form of lawsuits against former officers and directors Richard Grassgreen and Perry Mendel, and a suit to be filed against Michael Milken and others. The Company's non-contingent liabilities exceeded $100,000,000.

         At the time of the bankruptcy filing, substantial disputes arose among the Company's major creditors, including OTS, American, NationsBank of Texas, and KinderCare Learning Centers, Inc. The disputes involved substantial pre-bankruptcy transfers of assets from the Company to American which had been mandated by OTS. At the same time, OTS was demanding that the Company immediately cure American's regulatory capital deficiency in the amount of $28,900,000 or face the prospect of immediate conversion of the Chapter 11 case to a liquidation under Chapter 7 of the Bankruptcy Code.

         The Company believed, and all creditors agreed, that a Chapter 11 proceeding would be preferable to a Chapter 7 proceeding because: (1) a Chapter 11 plan of reorganization could resolve the disputes between the creditors, which if not resolved would have resulted in costly litigation over the priority and enforceability of claims and the propriety of pre-petition transfers, and likely would have depleted any remaining assets of the Company;
(2) the Company was in the best position to pursue litigation against Mendel, Grassgreen and Milken; and (3) perhaps most importantly, the Company's new management, which had gained the trust and confidence of OTS, would have the chance under a Chapter 11 plan to salvage the situation at American, thereby enhancing the value of the American stock for the benefit of the Company's creditors and interest holders.

         The Company was successful in negotiating a settlement among its creditors which was incorporated into the Plan. The Plan was confirmed in February, 1992, and became effective on June 1, 1992.

         At the time the Plan was proposed by the Company in the fall of 1991, there appeared to be no prospect that the shareholders of the Company would receive any distribution under the Plan or that the Company's stock would ever have any value. Liabilities exceeded assets by more than $100,000,000. Accordingly, the Plan provided that creditors would receive all distributions under the Plan until paid in full and that the Company's stock would be cancelled on the Effective Date. The Plan provided that the stock would be cancelled upon the Effective Date because: (1) it was not contemplated that there would be property available for distribution to the equity ownership interest; and (2) the cancellation of the stock was necessary to avoid the administrative burden and substantial cost of complying with the SEC filing requirements of a publicly held company. Under the Plan, new common stock was issued on the Effective Date to the Company's chief executive officer as a trustee, who was directed to vote the shares annually for purposes of electing the board of directors of the Company based on directions given by at least 51 percent of the creditors holding certain allowed unsecured claims.

         Following the confirmation of its Plan, the Company pursued the liquidation of its assets, including the pursuit of its lawsuits against Grassgreen, Mendel and Milken. More importantly, the Company continued as the holding company of American. The Company was instrumental in and substantially responsible for American's survival and return to capital compliance and profitability.

         By 1993, the success of the Plan was exceeding all expectations, and it appeared that there was at least a chance that the Company might be able to pay all of its creditors in full. The market value of the Company's American stock had increased dramatically at that time to approximately $60,000,000 to $70,000,000. Because the Plan had not anticipated or specifically provided for the distribution of the estate proceeds after creditors were paid in full, the Company filed a motion to modify the Plan to clarify the distributions and make clear that once all creditors were paid in full with interest, any remaining property would be held or distributed for the benefit of the Company's former shareholders. The Plan as modified provides in Section 5.11(d) as follows:

               In the event that all Allowed Claims [of creditors] entitled to receive Property pursuant to this Plan and all interest accrued on Allowed Claims entitled to receive property . . . are paid in full, [former shareholders] who held such interests on the Effective Date shall be entitled to receive any remaining Property available for distribution. Such remaining Property shall be distributed on a pro rata basis to [former shareholders] which held such interests on the Effective Date; provided, however, that the [Company] may distribute to the [former shareholders] shares of New Common Stock on a pro rata basis, in lieu of any distributions of remaining Property.

The Bankruptcy Court authorized the modification of the Company's Plan in August, 1993.

         On July 1, 1995, the Company's American stock was disposed of through a merger with First Union Corporation. On the date of the merger, the Company owned 5,689,391 shares of American, in exchange for which it received $82,454,865.80 in cash to be used to pay certain creditor claims and 815,549 shares of First Union Corporation with a market value on the exchange date of $45.25 per share. The First Union shares received pursuant to the merger, plus additional shares acquired through settlements with parties in the Grassgreen litigation and First Union's dividend reinvestment program, are being held by the Company. The Company currently owns 853,423 shares of First Union stock.

         In addition to the proceeds received from the disposition of the American stock, the Company has received the bulk of anticipated recoveries from the Grassgreen litigation, the Mendel litigation and the Milken litigation. The Company expects the total of these recoveries to amount to approximately $25,000,000. By the time the New Common Stock is issued, the Company will have paid a total of approximately $118,000,000 to pay off the claims of creditors with interest.

         The Company has resolved its tax issues and obtained a final determination of its tax liability for its tax year ending August 31, 1995.
The Company is now prepared to close its bankruptcy case and make a distribution to its former shareholders in accordance with the terms of its Plan. After paying off the claims of creditors in full with interest and based on the current market value of the Company's First Union stock, the Company anticipates that it will have approximately $35,000,000 to $40,000,000 in net worth, consisting primarily of First Union stock and cash. The Company files monthly financial reports with the Bankruptcy Court styled "Report of the Reorganized Debtor."

         As explained above, under the Plan as modified, the Company has the option of distributing its remaining assets to former shareholders or issuing New Common Stock to the former shareholders. The Company has determined that it will be in the best interest of its former shareholders to issue New Common Stock to former shareholders. The Company believes that the issuance of New Stock will be the most beneficial course for former shareholders because (1) the Company will be able to continue to use its remaining tax loss carryovers in the approximate amount of $95,000,000 for the benefit of its former shareholders; and (2) the issuance of New Stock to a former shareholder should not create a taxable event for that former shareholder.

                       II.  RIGHTS OF FORMER SHAREHOLDERS

         If you were a shareholder of the Company on June 1, 1992, you will be eligible to receive New Common Stock and/or cash on a pro rata basis for such shares of the Cancelled Stock owned by you on June 1, 1992. The number of shares of New Common Stock you will receive will be determined after December 2, 1996, the initial deadline for submitting Certifications of Ownership as described below.

         No fractional shares of New Common Stock will be issued. You will receive a cash distribution for such fractional shares based on the net book value of the Company on December 31, 1996.(1)

         The Company plans to make an initial distribution of New Common Stock and/or cash to qualifying former shareholders on or before January 31, 1997, and to hold the initial meeting of shareholders during March of 1997. To receive a distribution of New Common Stock and/or cash during January, 1997, by virtue of your ownership of Cancelled Stock and to be eligible to vote as a shareholder and participate in the shareholder meeting anticipated to be held during March, 1997, you must mail a Certification of Ownership to the Company by December 2, 1996, as described below, certifying that you were an owner of Cancelled Stock on June 1, 1992, and stating the amount of shares of the Company's cancelled stock you owned on June 1, 1992.

         After the distribution of New Common Stock and/or cash to shareholders who submit a Certification of Ownership by December 2, 1996, the Company will reserve an amount of New Common Stock sufficient to distribute New Stock to former shareholders who do not submit a Certification of Ownership by December 2, 1996, but who subsequently file a Certification of Ownership prior to December 31, 1997. Former shareholders who do not submit an adequate Certification of Ownership by December 31, 1997, will not be entitled to receive distributions of New Common Stock and/or cash by virtue of their ownership of Cancelled Stock on June 1, 1992, and all rights represented by their ownership will vest in the Company.

                               III.  THE HEARING

         A hearing (the "Hearing") will be held before the Honorable Pope Gordon, United States Bankruptcy Judge, at the United States Bankruptcy Court for the Middle District of Alabama, One Court Square, Montgomery, Alabama 36104 at 10:00 a.m. on November 5, 1996, for the purpose of determining whether there are any valid objections to the proposed distribution. The Hearing may be adjourned from time to time by the Court at the Hearing or any adjourned session thereof without further notice.

         Any former shareholder may appear at the Hearing to show cause why the distribution should not occur as proposed; provided, however, that no such person shall be heard unless his or her objection or opposition is made in writing and is filed, together with copies of all other papers and briefs to be submitted by him or her to the Court at the hearing, with the Court no later than October

-------------------------
(1) On the Effective Date when Enstar's old stock was cancelled, there were 52,417,474 shares outstanding. The rights represented by 4,912,131 shares of the Cancelled Stock have been surrendered to Enstar by Grassgreen and another party in connection with the settlement of the Grassgreen litigation. Thus, the pro rata distribution of New Stock and cash will be calculated based on total of 47,505,343 shares of Cancelled Stock eligible to participate.

29, 1996, and showing due proof of service on the Company's counsel:

                            J. Marbury Rainer, Esq.
                         Parker, Hudson, Rainer & Dobbs
                             1500 Marquis Two Tower
                          285 Peachtree Center Avenue
                             Atlanta, Georgia 30303

                       and the Bankruptcy Administrator:

                         Dwight S. Williams, Jr., Esq.
                         U.S. Bankruptcy Administrator
                         United States Bankruptcy Court
                           Middle District of Alabama
                                One Court Square
                           Montgomery, Alabama 36104


Unless otherwise ordered by the Court, any former shareholder who does not make his or her objection or opposition in the manner provided shall be deemed to have waived all objections and opposition to the fairness, reasonableness and adequacy of the proposed distribution.

               IV.  NOTICE TO BANKS, BROKERS, AND OTHER NOMINEES

         Banks, brokerage firms, institutions, and other persons who are nominees who held the Cancelled Stock of the Company for the beneficial interest of other persons as of June 1, 1992, are requested within ten (10) days of receipt of this Notice, to (1) provide the Company with the names and addresses of such beneficial owners, or to (2) forward a copy of this Notice to each such beneficial owner and provide counsel with written confirmation that the notice has been so forwarded. Additional copies of the Notice may be obtained from the Company for forwarding to such beneficial owners. All such correspondence to the Company should be addressed as follows:

                             The Enstar Group,Inc.
                                c/o Gilardi & Co
                                 P.O. Box 8040
                       San Rafael, California 94912-8040
                                 1-800-372-2231

                    V.  EXAMINATION OF PAPERS AND INQUIRIES

         This Notice contains only a summary of certain terms of the Plan and Enstar's bankruptcy proceeding. For a more detailed statement of the matters involved in Enstar's bankruptcy, reference is made to the Plan and pleadings in the bankruptcy case, which may be inspected at the Office of the Clerk, United States Bankruptcy Court, Middle District of Alabama, One Court Square, Suite 127, Montgomery, Alabama 36104, during business hours of each day.

         Inquiries regarding this Notice and the distribution should be addressed as follows:

                             The Enstar Group, Inc.
                                c/o Gilardi & Co
                                 P.O. Box 8040
                       San Rafael, California 94912-8040
                                 1-800-372-2231

                 DO NOT CONTACT THE COURT REGARDING THIS NOTICE

DATED:  September 17, 1996
                                        BY ORDER OF THE COURT
                                        UNITED STATES BANKRUPTCY COURT MIDDLE
                                        DISTRICT OF ALABAMA